UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

USANA Health Sciences, Inc.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Name of Filing Persons (Offerors))

Common Stock, $0.001 par value

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Myron W. Wentz

President

Unity Acquisition Corp.

3838 West Parkway Blvd.

Salt Lake City, Utah 84120

(801) 954-7100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of USANA Health Sciences, Inc., a Utah corporation (“USANA”). Attached hereto is the text of the press release issued on May 13, 2008 announcing the intention of Gull Holdings, Ltd. to commence a tender offer for the outstanding common stock of USANA. Attached hereto is the transcript of a video message from Myron W. Wentz to the employees and distributors of USANA.

THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. AT THE TIME THE TENDER OFFER IS COMMENCED, UNITY ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ONCE FILED, THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

PRESS RELEASE

SALT LAKE CITY—(BUSINESS WIRE)—Gull Holdings, Ltd., today announced its intention to make an offer to the shareholders of USANA Health Sciences, Inc. (Nasdaq:USNA—News) to acquire all of the outstanding shares that Gull Holdings and the other participants in the offer do not already own, for cash at a per share offer price of $26.00. Gull Holdings is controlled by Dr. Myron W. Wentz, Chairman and Chief Executive Officer of USANA. The proposed offer price represents a 24.8-percent premium to the closing price of USANA common stock on May 12, 2008 and a 29.2-percent premium to the volume weighted average price of USANA common stock for the 30-day period ending on May 12, 2008. The offer is proposed to be made through an acquisition vehicle, Unity Acquisition Corp., controlled by Gull Holdings. Gull Holdings and the other participants in the offer currently own or control approximately 68 percent of USANA common stock. The purchase price for the offer is expected to be funded through debt financing, and Gull Holdings has obtained a commitment from a major institutional lender for such financing. Such financing is subject to customary conditions.

“We are pleased to make this offer to shareholders to purchase the remaining shares of USANA at a significant premium,” said Dr. Myron W. Wentz. “Our mission is to develop and provide the highest quality, science-based health products, distributed internationally through network marketing. Going private will provide significant cost savings and will allow USANA’s talented management team, employees, and Associates to focus solely on providing industry-leading products and building USANA’s strong Associate network without the pressures and distractions brought on by the public market. USANA has not relied upon its public company status to raise capital and I do not expect that to change.”

Completion of the tender offer will be subject to, among other things, (i) closing of the necessary debt financing to complete the offer, (ii) the holders of at least the majority of the publicly-held shares tendering their shares in the offer, and (iii) the acquisition entity holding at least 90 percent of the outstanding shares of USANA common stock at the completion of the offer, including the shares held by Gull Holdings and the other participants in the offer.

Following successful completion of the tender offer, Gull Holdings will effect a short-form merger of Unity Acquisition Corp. with and into USANA, in which USANA shares held by the remaining public shareholders will be converted into the same consideration paid in the tender offer.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Unity Acquisition Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (SEC). Shareholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) because they will contain important information. Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov.

VIDEO MESSAGE TO EMPLOYEES AND DISTRIBUTORS OF USANA

Hello USANA Family,

I have something very important that I wanted to share with you personally. I have wanted to say I’m sorry that you have had to struggle through some challenges the last 13 months, as your business was attacked for others financial gain. It has pained me that there was so little I could do, to shield you from the unscrupulous lies and deception that you were subjected to. The short sellers have made an art, and a living, out of distorting the facts and profiting off fear.

I am here today to tell you I have decided to take USANA private, by buying out the remaining shareholders, so that we can better protect you and your business. We want to manage the company for your benefit and not those of the shareholders who only care about the next quarter and when to get in and out of the stock. We won’t have to deal with the detractors who are after financial gain by spreading false rumors and creating fear. There really is very little benefit to USANA being a public company and so much more we can do for you, the USANA family, without WallStreet’s short term view and demand for profits above all. We want to help you grow the company to reach more people and increase your business.

I have committed to putting everything I have and can borrow into USANA, so we can focus USANA’s resources to continuing to make a difference in people’s lives, like yours. We are here for the long run, as there is much more we need to do for mankind.